Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 6, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

CAESARS ENTERTAINMENT CORPORATION

Registration Statement on Form S-1 (File No. 333-177985)

Ladies and Gentlemen:

On behalf of Caesars Entertainment Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 4 (“Amendment No. 4”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 3 to the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on February 2, 2012.

Amendment No. 4 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Duc Dang, dated February 3, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please file your legality opinion.

Response to Comment 1

The legality opinion has been filed as Exhibit 5.1 to the Registration Statement.

2.	Please revise to identify the natural persons that have the shared voting and investment power over shares held by the entities listed in this table. Please refer to the Division’s CDIs 140.02 and 240.04 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 161 through 167 of the resale prospectus for the selling stockholders.

Summary Historical Consolidated Financial Data of Caesars Entertainment Corporation, page 10

3.	It appears that you are registering a possible delayed at the market offering with your prospectus that covers an indeterminate number of shares. Please tell us how you determined your eligibility to conduct such offering using this Form S-1 registration statement.

Response to Comment 3

The Company has removed the prospectus from the Registration Statement in response to the Staff’s comment.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3055, Catherine Goodall at (212) 373-3919 or Alex J. Tolston at (212) 373-3348.

Sincerely,

/s/    Monica K. Thurmond

Monica K. Thurmond

cc:	Michael D. Cohen, Esq.
Caesars Entertainment Corporation

William J. Miller, Esq.
Cahill Gordon & Reindel LLP